Exhibit 3.1
AMENDMENT NO. 2
TO THE BYLAWS OF BELO CORP.
(as amended and restated effective March 9, 2009)
On September 22, 2011, the Board of Directors approved an amendment to Article III, Section 2 of the Bylaws of the Company (as amended and restated effective March 9, 2009) to read in its entirety as follows:
Section 2. Number of Directors. The number of directors of the corporation constituting the Board of Directors shall be not less than five (5) nor more than twelve (12), determined from time to time in accordance with these Bylaws by resolution of the Board of Directors or of the stockholders.